

December 13, 2011

Via E-mail
Sergejs Belkovs
President
Global Lines Inc.
16400 Collins Avenue, Unit 2142
Sunny Isles Beach, FL 33160

> **Re: Global Lines Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 7, 2011**
> **File No. 333-177567**

Dear Mr. Belkovs:

We have received your response to our prior comment letter to you dated November 16, 2011 and have the following additional comments.

General

1. We note that your page numbers restart at page 1 in the beginning of your financial statements. We suggest using F-1, etc. for the financial pages. Please revise.

Registration Statement Cover Page

Calculation of Registration Fee Table

2. We note your response to our prior comment 4. However, you continue to refer to Rule 457(o) in footnote (1). Please revise to reference Rule 457(a) or advise.

Prospectus Summary, page 5

3. We note your response to our prior comment 5 and reissue in part. Please revise this section and the third risk factor on page 6 to include your cumulative losses from inception to the most recent practicable date.

4. From the agreement it is impossible to tell whether you intend to retain 90% or 10% of the revenues for each trip. If the latter, please disclose here. If the former, please tell us whether this arrangement is customary and how much drivers make on an annual basis using this arrangement, if known.

Risk Factors, page 6

Without the funding from this offering, page 6

5. We note your response to our prior comment 13 and that you are not planning to seek additional financing. We also note that you continue to state that you may need additional financing after 12 months on page 11, you have a risk factor addressing additional financing on page 6, and you state that you will seek financing if you cannot sell all shares on page 8. Please revise your disclosure for consistency or advise.

Plan of Operation, page 11

Buying more cars. Hiring Drivers, page 11

6. We note your response to our prior comment 19 and reissue in part. It appears that you do not currently own any cars but state in the prospectus that you plan to purchase "additional cars." Please revise for consistency or advise.

Liquidity and Capital Resources, page 12

7. We note your response to our prior comment 20 and your statement that the "minimum amount of this offering will likely allow [you] to operated for at least one year. Since there is no minimum amount for this offering, please revise.

Security Ownership of Certain Beneficial Owners and Management, page 18

8. We note your response to our prior comment 25 and reissue in part. Please revise the first sentence of this section to provide beneficial ownership information as of the most recent practicable date.

Signatures, page 14

9. We note your response to our prior comment 30 and reissue in part. Please revise the language in the first paragraph to follow the language in Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at (202) 551-3601 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
        Kevin A. Polis, Esq.